Exhibit 99.1

Samsung Renewable Energy Signs Manufacturing Partnership Agreement with Canadian Solar

New plant will create 200 high-skilled manufacturing jobs in London, Ontario

London and Guelph, Ontario, June 26, 2013 — Samsung Renewable Energy Inc. (Samsung) announced today that it has reached a partnership agreement with Canadian Solar Inc. (Canadian Solar, NASDAQ: CSIQ) to open a new manufacturing facility in London, Ontario.  This plant will bring 200 local manufacturing jobs to London by the end of 2013, as promised in the Green Energy Investment Agreement (GEIA) between Samsung and the Government of Ontario.

The facility will produce solar PV Modules and Medium Voltage Power Stations. This plant will supply Samsung’s Ontario solar projects, such as the 100 megawatt (MW) Grand Renewable Energy Park in Haldimand County, the 100 MW Sol-Luce Kingston Solar PV project in Kingston and Loyalist Township, and future solar projects within the GEIA. The new facility will also be a hub for Canadian Solar to conduct research and product development associated with solar energy generation.

The Canadian Solar plant also ensures Samsung can move forward with engineering, procurement and construction jobs in its project communities around Ontario. In total, Samsung’s GEIA project will create 9,000 renewable energy jobs across the province.

“Samsung believes that renewable energy is a very important part of eliminating our dependence on dirty coal production and protecting the air that we breathe,” says Ki-Jung Kim, Executive Vice President of Samsung C&T. “We are very pleased to create 200 green jobs in London and 9,000 total jobs in communities across Ontario that have been hit hard by the global recession.”

“We are proud to be partnering with Samsung Renewable Energy to expand the use of solar energy while at the same time creating green manufacturing jobs in Canada,” said Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar.  “This latest transaction highlights our rapidly growing downstream solar power solutions business, as we develop manufacturing capabilities for Balance of Plant equipment, such as Medium Voltage Stations, while also conducting research in project solutions areas to reduce total project cost and improve performance.  We are leveraging the scale afforded by our global leadership position, our experience and extensive resources to ultimately benefit Ontario economically through significant job creation and to provide a much needed sustainable, renewable source of energy.”

Samsung and its partners will develop 300 MW of clean, renewable solar power in Ontario, part of a commitment to invest $5-billion in the development of 1,369 MW of renewable energy.

Canadian Solar becomes Samsung’s fourth renewable energy manufacturing partner in Ontario, joining Siemens in Tillsonburg, CS Wind in Windsor, and SMA in Toronto. Together, the four manufacturing facilities will employ 900 manufacturing workers. Samsung will support all of its manufacturing partners’ efforts to develop export markets beyond the GEIA project.

In addition to the recently announced 100 MW AC Grand Renewable Energy Park in Haldimand County which is expected to start construction in August, the London manufacturing facility will supply modules to two Solar PV projects in Kingston and Loyalist Township totaling approximately 100MW AC each. These two solar projects are expected to start construction in 2014 following the renewable energy approval process. In total, the three solar power projects represent 300MW AC, equivalent to approximately 400 MW DC.

Information about employment opportunities and how to apply will be shared as the partners work towards the facility opening over the coming months.

About Samsung Renewable Energy Inc.

Samsung Renewable Energy is creating clean, renewable energy for generations to come. Together with our partners, Samsung is making a $5-billion investment in Ontario to create the world’s largest cluster of wind and solar power. Our investments will create 900 direct renewable energy manufacturing jobs and 9,000 high-skilled jobs in Ontario. Built on Samsung C&T’s commercial and technical expertise and the success of its renewable energy projects in several countries — including the United States and Europe — Samsung is creating real jobs, through real investment, benefitting real people. For more information, please visit www.samsungrenewableenergy.ca.

About Canadian Solar Inc. (NASDAQ: CSIQ)

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest and foremost solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 4GW of premium quality solar modules to customers in over 50 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in Canadian Solar’s SEC filings, including its annual report on Form 20-F filed on April 26, 2013. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.